The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED MARCH 14, 2011.

PRELIMINARY PRICING SUPPLEMENT NO. 608 dated , 2011 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

Eksportfinans ASA
Commodity Basket-Linked Notes Due
(Linked to a Basket of Four Commodity Futures Contracts and One Spot Price)

     The notes will not pay interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date and expected to be 12 months and two weeks after the determination date, subject to adjustment) is based on the performance of a weighted basket of four commodity futures contracts and a spot price (which we refer to as the basket), as measured during the period beginning on and including the trade date to and including the determination date (expected to be March 28, 2012, unless postponed due to a market disruption event or a non-trading day). The four commodity futures contracts and One Spot Price comprising the weighted basket (each a basket commodity and, together, the basket commodities) and their respective weightings are as follows: New York Mercantile Exchange West Texas Intermediate Light Sweet Crude Oil Futures Contract (WTI Crude) (20.00%), London Metal Exchange Copper Spot Price (Copper) (35.00%), New York Mercantile Exchange Platinum Futures Contract (Platinum) (20.00%), Chicago Board of Trade Soybean Futures Contract (Soybean) (15.00%) and IntercontinentalExchange Cotton Futures Contract (Cotton) (10.00%). If the basket return (defined below) is negative, you will lose a portion of your investment in the notes and may lose your entire investment, depending on the performance of the basket. Additionally, the amount you may receive for each $1,000.00 face amount of your notes at maturity is subject to a maximum redemption amount (set on the trade date and expected to be between $1,300.00 and $1,350.00).

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level (determined on the determination date, subject to adjustment) from the initial basket level (set at 100 on the trade date), which we refer to as the basket return. The basket return may reflect a positive return (based on any increase in the basket level over the life of the notes) or a negative return (based on any decrease in the basket level over the life of the notes). On the stated maturity date, for each $1,000.00 face amount of your notes:

  If the basket return is positive (the final basket level is greater than the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) 2.0 times (c) the basket return, subject to the maximum redemption amount; or

  If the basket return is zero or negative (the final basket level is equal to or less than initial the basket level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of the basket return times $1,000.00.

     The amount you will be paid on your notes on the stated maturity date will not be affected by the basket commodity levels on any day other than the determination date. You could lose your entire investment in the notes. If the final basket level is less than the initial basket level, the payment you will receive, if any, on the stated maturity date will be less than the face amount of your notes, and could potentially be $0. Further, the maximum payment that you could receive at maturity with respect to a $1,000.00 face amount note (the minimum denomination) is limited to the maximum redemption amount of between $1,300.00 and $1,350.00 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through May    , 2011. You should read the explanation of risks in "Risk Factors" in this pricing supplement and the discussion of risks in "Risk Factors – Risks relating to index linked notes or notes linked to certain assets" on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

(continued on following page)

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated March 14, 2011

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 4, 2010.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)

Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Trading in the securities has not been approved by the Commodity Futures Trading Commission pursuant to the Commodity Exchange Act, as amended. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on          , 2011.

TERMS OF THE NOTES

Issuer: Specified Currency: Aggregate Face Amount: Face Amount of each note:

Eksportfinans ASA

U.S. dollars

$

$1,000.00

We may decide to sell additional notes after the Trade Date but prior to the Original Issue Date at an Issue Price (and underwriting discount and proceeds) that differs from the Original Issue Price.

Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:

Original Issue Price:	100.00% of the Face Amount

Purchase at amount other than Face Amount:

The amount we will pay you at the stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the stated Maturity Date, it could affect your investment. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See "Risk Factors – If you purchase your notes at a premium to Face Amount, the return on your investment will be lower than the return on notes purchased at Face Amount and the impact of certain key terms of the notes will be negatively affected".

Original Issue Date:	A specified date that is expected to be the fifth business day after the Trade Date, to be determined on the Trade Date, unless postponed due to a Market Disruption Event.

Maturity Date:

A specified date that is expected to be 12 months and two weeks after the Determination Date, unless postponed, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day. If the Determination Date is postponed as described below, the stated Maturity Date will be postponed by the same number of Business Day(s) from but excluding the originally scheduled Determination Date to and including the postponed Determination Date.

Indexed Note:

Yes. The return on the notes is linked to a weighted basket (the Basket) consisting of the following basket components (each of which is referred to as a Basket Commodity, and together, the Basket Commodities):

	Basket Commodity	Weighting in Basket	Initial Basket Commodity Level
	New York Mercantile Exchange (NYMEX)
	West Texas Intermediate Light Sweet Crude
	Oil Futures Contract (WTI Crude)	20%

	London Metal Exchange (LME) Copper
	Spot Price (Copper)	35%

	NYMEX Platinum Futures Contract
	(Platinum)	20%

	Chicago Board of Trade (CBOT) No. 2
	Yellow Soybean Futures Contract (Soybean)	15%

	IntercontinentalExchange (NYB-ICE)
	Cotton Futures Contract (Cotton)	10%

		100%

See “The Basket” below for further information regarding the Basket.

Redemption Amount:

As of the Determination Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes as follows:

  If the Final Basket Level is greater than or equal to the Cap Level, the amount payable will equal the Maximum Redemption Amount.

  If the Final Basket Level is greater than the Initial Basket Level but less than the Cap Level, the amount payable will equal the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) the Participation Rate times (c) the Basket Return.

  If the Final Basket Level is equal to or less than the Initial Basket Level, the amount payable will equal the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) the Basket Return. In this case, the Redemption Amount you will receive at maturity will be equal to or less than the Face Amount of your notes, and you may lose a significant portion or even all of your investment in the notes.

Basket Return:	The quotient of (i) the Final Basket Level minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a positive or negative percentage.

Initial Basket Level: Final Basket Level:

100

The Basket Level on the Determination Date, calculated as follows:

     The sum of the following (each a Final Basket Commodity Level):

  20 times (Final WTI Crude Level divided by Initial WTI Crude Level);

  35 times (Final Copper Level divided by Initial Copper Level);

  20 times (Final Platinum Level divided by Initial Platinum Level);

  15 times (Final Soybean Level divided by Initial Soybean Level); and

  10 times (Final Cotton Level divided by Initial Cotton Level).

Participation Rate: Cap Level:	200.00% Expected to be between 115.00% and 117.50% of the Initial Basket Level, to be determined on the Trade Date.

Maximum Redemption Amount	Expected to be between $1,300.00 and $1,350.00 for every $1,000.00 of Face Amount, to be determined on the Trade Date.

Initial WTI Crude Level:	To be determined on the Trade Date by the calculation agent with reference to the NYMEX WTI April 2011 futures contract, and will be indicated in the table above.

Final WTI Crude Level:

The Final WTI Crude Level will be the official settlement price per barrel of the first nearby futures contract WTI Crude on the NYMEX as determined by the calculation agent on the Determination Date, stated in U.S. dollars and as displayed on the applicable Reference Source defined below, subject to the circumstances described under “Market Disruption Event” and "Consequences of a Market Disruption Event" below.

Initial Copper Level:	To be determined on the Trade Date by the calculation agent with reference to the LME official cash price of copper, and will be indicated in the table above.

Final Copper Level:

The Final Copper Level will be the official cash offer price per metric ton of copper on the LME as determined by the calculation agent on the Determination Date, stated in U.S. dollars and as displayed on the applicable Reference Source, subject to the circumstances described under “Market Disruption Event” and "Consequences of a Market Disruption Event" below.

Initial Platinum Level:	To be determined on the Trade Date by the calculation agent with reference to the NYMEX Platinum April 2011 futures contract, and will be indicated in the table above.

Final Platinum Level:

The Final Platinum Level will be the official settlement price per troy ounce of the first nearby futures contract for Platinum on the NYMEX as determined by the calculation agent on the Determination Date, stated in U.S. dollars and as displayed on the applicable Reference Source, subject to the circumstances described under “Market Disruption Event” and "Consequences of a Market Disruption Event" below.

Initial Soybean Level:	To be determined on the Trade Date by the calculation agent with reference to the CBOT Soybean May 2011 futures contract and will be indicated in the table above.

Final Soybean Level:

The Final Soybean Level will be the official settlement price per bushel of the first nearby futures contract on the CBOT as determined by the calculation agent on the Determination Date, stated in U.S. cents and as displayed on the applicable Reference Source, subject to the circumstances described under “Market Disruption Event” and "Consequences of a Market Disruption Event" below.

Initial Cotton Level:	To be determined on the Trade Date by the calculation agent with reference to the NYB-ICE Cotton May 2011 futures contract, and will be indicated in the table above.

Final Cotton Level:

The Final Cotton Level will be the official settlement price per pound of the first nearby contract on the NYB-ICE as determined by the calculation agent on the Determination Date, stated in U.S. cents and as displayed on the applicable Reference Source, subject to the circumstances described under “Market Disruption Event” and "Consequences of a Market Disruption Event" below.

Determination Date:

Expected to be March 28, 2012. However, if a Market Disruption Event occurs or is continuing on the Determination Date with respect to any Basket Commodity, then the Determination Date for such Basket Commodity will be postponed to the next Trading Day for such Basket Commodity on which a Market Disruption Event is not in effect with respect to that Basket Commodity. In no event, however, will the Determination Date be postponed to a date later than the originally scheduled stated Maturity Date or, if the originally scheduled stated Maturity Date is not a Business Day, later than the first Business Day after the originally stated Maturity Date. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day with respect to any Basket Commodity, that day will nevertheless be the Determination Date. If the calculation agent determines that the Basket Commodity level for any Basket Commodity is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Basket Commodity level for the affected Basket Commodity or Commodities, and thus the Final Basket Level and the Redemption Amount for the notes, based on its assessment, made in its sole discretion, of the Basket Commodity level for such affected Basket Commodity or Basket Commodities on the Determination Date, as so postponed.

Reference Source:

Reference Source means as follows:

  With respect to WTI Crude, Bloomberg Screen page CL1<cmdty> first nearby futures contract;

  With respect to Copper, the Bloomberg Screen page “LOCADY<Cmdty>”;

  With respect to Platinum, the Bloomberg Screen page PL1<Cmdty> first nearby futures contract;

  With respect to Soybean, S 1 <Cmdty> first nearby futures contract; and

  With respect to Cotton, CT1 <Cmdty> first nearby futures contract and, in any case, any other display page or heading that may replace the page or heading on Bloomberg indicated above, or any successor service thereto. For the avoidance of doubt, if the official cash offer price as displayed by the reference source for any Basket Commodity differs from that as determined by the applicable exchange, the closing settlement price or the official settlement price, as applicable, determined by the relevant exchange will prevail.

Market Disruption Event:

Any of the following will be a Market Disruption Event with respect to any one of the Basket Commodities:

  the failure of the applicable exchange to announce or publish the settlement price for the Basket Commodity, or a material suspension of, or the material limitation imposed on, trading in the Basket Commodity on the applicable exchange (for these purposes: (A) a suspension of trading in the Basket Commodity on any Trading Day shall be deemed to be material only if (i) all trading in the Basket Commodity is suspended for the entire Trading Day or (ii) all trading in the Basket Commodity is suspended subsequent to the opening of trading on the Trading Day, trading does not recommence prior to the regularly scheduled close of trading in the Basket Commodity on the Trading Day and such suspension is announced less than one hour preceding its commencement and (B) a limitation of trading in the Basket Commodity on any Trading Day shall be deemed to be material only if the applicable exchange establishes limits on the range within which the price of the Basket Commodity may fluctuate and the settlement price of the Basket Commodity on such day is at the upper or lower limit of that range), or the permanent discontinuation of trading in the Basket Commodity on the applicable exchange, or the occurrence of a material change in the method of calculating the settlement price of the Basket Commodity, or the occurrence of a material change in the content, composition or constitution of the Basket Commodity, or the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the Basket Commodity (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority, if the direct effect of such imposition, change or removal is to raise or lower the settlement price on the Determination Date from what it would have been without that imposition, change or removal, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

Consequences of a Market Disruption Event or a non-Trading Day:

If a Market Disruption Event relating to one or more Basket Commodities occurs or is continuing on the originally scheduled Determination Date (if that day is not a trading day, then the following trading day) as applicable, the calculation agent will calculate the Final Basket Level, as applicable, by using:

(1)

for each Basket Commodity that did not suffer a Market Disruption Event on such date, the Final Basket Commodity Level of such Basket Commodity on such date as published by the exchange on which it is traded, and

(2)

for each Basket Commodity that did suffer a Market Disruption Event on such date, the Final Basket Commodity Level of such Basket Commodity on the first succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such Basket Commodity; provided that, if such day occurs more than five business days after the originally scheduled Determination Date, the calculation agent shall determine the price for such Basket Commodity on the fifth business day after the originally scheduled Determination Date, as applicable, taking into consideration the latest available Final Basket Commodity Level for such Basket Commodity and any other information deemed relevant by the calculation agent in its sole discretion. In no event will the Determination Date be postponed to a date later than the originally scheduled stated Maturity Date or, if the originally scheduled stated Maturity Date is not a Business Day, later than the first Business Day after the originally stated Maturity Date. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day with respect to any Basket Commodity, that day will nevertheless be the Determination Date.

In calculating the Final Basket Commodity Level in the circumstances described above, the calculation agent will use the method for calculating the Basket Commodity last in effect prior to such Market Disruption Event.

In addition, if the calculation agent determines that the Final Basket Commodity Level of the Basket Commodity, or any settlement price that must be used to determine the Final Basket Commodity Level, as applicable, is not available on the Determination Date, as may be postponed as above, either because of a Market Disruption Event or for any other reason, then the calculation agent will determine the Final Basket Commodity Level as applicable, based on its assessment, made in its sole discretion, of the level of the Basket Commodity or any relevant settlement price on such applicable day for such affected Basket Commodity or Basket Commodities on the Determination Date, as so postponed.

Calculation agent: Fixed rate note: Business Day:

Goldman Sachs International

The notes will not pay interest. There will be no payments prior to maturity.

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York and London.

Trading Day:	Any day on which all of the respective principal commodities markets for the Basket Commodities are open for trading.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof.

Renewable note:	No

Form of notes:	Book-entry

CUSIP No.:

ISIN No.:

Listing:	None

FDIC:	The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this preliminary pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in values of a Basket of four commodity futures contracts and one spot price. As described in more detail below, the trading price of the notes may vary considerably before the stated Maturity Date due, among other things, to fluctuations in the price of the Basket Commodities and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not pay interest. Also, your notes are not equivalent to investing directly in the Basket Commodities to which your notes are linked. Before investing in the notes, you should carefully consider the risks below, the risks described under “Risk Factors—Risks relating to index linked notes or notes linked to certain assets” beginning on page S-6 in the accompanying prospectus and the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010 and is incorporated by reference herein.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May    , 2011. After May    , 2011, the price at which Goldman, Sachs & Co. would buy or sell the notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.’s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Secondary trading in the notes may be limited" below.

The Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Basket Return is less than zero.

     The Redemption Amount will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Basket Return is less than zero. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all your investment in the notes, including any premium to the Face Amount you paid when you purchased the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the final Basket Commodity levels from the initial Basket Commodity levels. You may lose all or a significant amount of your entire investment in the notes if the final Basket commodity levels drop precipitously relative to the initial Basket Commodity levels.

     Also, the market price for each of your notes prior to the stated Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the stated Maturity Date, you may receive far less than the amount of your investment in the notes.

If the level of any of the Basket Commodities changes, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Basket Commodities. Changes in the level of the Basket Commodities may not result in a comparable change in the market value of your notes. Even if the level of the Basket Components increases above the Initial Basket Level during the term of the notes, the market value of your notes prior to the Maturity Date may not increase by the same amount. For a discussion of some of the reasons for this disparity, see “— The market value of your notes may be influenced by many unpredictable factors” below.

The potential for the value of your notes to increase may be limited.

     Your ability to participate in any change in the value of the Basket over the life of your notes will be limited because of the Cap Level, which is expected to be between 115.00% and 117.50% of the Initial Basket Level (set on the trade date). The Cap Level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the Basket Level may rise beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the commodities comprising the Basket.

The lower performance of one Basket Commodity may offset increases in other Basket Commodities.

     The basket is composed of four commodity futures contracts and one spot price, which are not equally weighted. Declines in the level of one Basket Commodity may offset increases in the level of the other Basket Commodities, if any. As a result, the Basket Return — and thus the value of your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

Past Basket performance is no guide to future performance.

     The actual performance of the Basket over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Basket or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Basket.

The Basket is not a recognized market index and may not accurately reflect global market performance

     The Basket is not a recognized market index. The Basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The Basket does not reflect the performance of the commodities markets on which the Basket Commodities are traded.

An investment in the notes is subject to risks associated with foreign commodities markets

     The Basket consists of futures contracts on four physical commodities and the price of copper as determined by the LME. You should be aware that investments in securities linked to the value of foreign commodity prices involve particular risks.

     The Basket will include a commodity price as determined in a foreign trading facility located outside the United States that is not regulated by U.S. regulatory authorities. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the commodity contracts included in the basket.

     If the LME should cease operations, if trading in a specific commodity should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LME should change any rule or bylaw or take emergency action under its rules, the market for copper, and consequently the final basket level, as well as the value of the notes, may be affected.

If you purchase your notes at a premium to Face Amount, the return on your investment will be lower than the return on notes purchased at Face Amount and the impact of certain key terms of the notes will be negatively affected.

     The Redemption Amount you will be paid for your notes on the stated Maturity Date will not be adjusted based on the Issue Price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at Face Amount. If you purchase your notes at a premium to Face Amount and hold them to the stated Maturity Date the return on your investment in the notes will be lower than it would have been had you purchased the notes at Face Amount or a discount to Face Amount.

The calculation of the Redemption Amount does not take into account all developments in the Basket.

     Changes in the level of the Basket during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount payable at maturity. The calculation agent will calculate the Redemption Amount by comparing only the Initial Basket Level and the Final Basket Level. No other Basket levels will be taken into account. As a result, you may lose a significant part of your investment even if the Basket level has increased at certain times during the term of the notes.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

     As calculation agent, Goldman Sachs International will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the Final Basket Level, the final Basket Commodity levels, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman Sachs International could adversely affect the value of your notes and may present Goldman Sachs International with a conflict of interest of the kind described below under "There may be conflicts of interest between you and Goldman, Sachs & Co."

The market value of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

  the level of the Basket at any time,

  economic, financial, regulatory, political, military and other events that affect commodity markets generally,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Basket based on its historical performance.

     The prices of the basket underliers may be volatile and may be affected by factors specific to the Underliers’ respective markets, which may have an adverse effect on the market value of your Notes

     The prices of the basket underliers have fluctuated widely in the past and may continue to do so in the future. Factors that may affect the basket underliers and the value of your notes in varying ways include, without limitation:

  global supply and demand of the commodities referenced by the basket underliers, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of the relevant commodities, and production and cost levels in countries where the relevant commodities are produced;

  weather, natural disasters, and (in the case of agricultural commodities) pestilence;

  governmental programs and policies, including regulation that affects consumption or production of commodities;

  regulation in the relevant producer countries and in the commodities and securities markets;

  hedging, investment and trading activities by market participants;

  price and supply controls among producer nations or organizations of producer nations;

  concentrated production or holding of commodities;

  development of substitutes for the basket underliers or alternative industrial or consumer applications that do not make use of the basket underliers;

  global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations;

  liquidity or illiquidity of the basket underliers; and

  currency exchange rates.

     It is not possible to predict the effect of all, some or one of these factors on the prices of the basket underliers and the occurrence of all, some or one of these factors could reduce the prices of the basket underliers and adversely affect the market value of, and payment at maturity of, your notes.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Basket Commodities may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the Basket Commodities, options or futures on the Basket Commodities or other instruments linked to the Basket Commodities, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other commodity-linked notes whose returns are linked to the same Basket Commodities. Any of these hedging activities may adversely affect the Final Basket Level (or the final Basket Commodity levels) – directly or indirectly by affecting the price of the Basket Commodities – and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Basket Commodities or instruments whose returns are linked to the Basket Commodities for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Final Basket Level (or the final Basket Commodity levels) – directly or indirectly by affecting the price of the Basket Commodities – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the one or more of the Basket Commodities. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Basket Commodities. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Basket Commodities, could be adverse to your interests as a beneficial owner of your notes.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments linked to the Basket Commodities, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

We can postpone the Determination Date if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing with respect to one or more Basket Commodities on the Determination Date, the Determination Date for such affected Basket Commodity will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing with respect to the affected Basket Commodity. In no event, however, will such date be postponed to a date later than the originally scheduled stated Maturity Date or, if the originally scheduled stated Maturity Date is not a Business Day, later than the first Business Day after the originally scheduled state Maturity Date. Moreover, if the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing with respect to one or more Basket Commodities on that day or that day is not a Trading Day, that day will nevertheless be the Determination Date for such affected Basket Commodity. If the calculation agent determines that the level of an affected Basket Commodity that must be used to determine the payment amount is not available on the Determination Date either because of a Market Disruption Event, a non-Trading Day or for any other reason, the calculation agent will nevertheless determine the Final Basket Level based on its assessment, made in its sole discretion, of the level of the affected Basket Commodity or Basket Commodities at the applicable time on that day. If the Determination Date is postponed as described above, the stated Maturity Date will be postponed by the same number of Business Day(s) from but excluding the originally scheduled Determination Date to and including the postponed Determination Date.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” above.

Recent legal and regulatory changes could adversely affect the return on and value of the notes.

     The United States Congress and administrative agencies have recently passed legislation and rules regulating the commodities markets. Although it is unclear what form this new legislation may take, it is possible that it may affect ability of market participants to participate in the market as they have in the past and may reduce liquidity in the commodities markets, or affect the commodities market in other ways. In addition, these legislative and regulatory changes will likely increase the level of regulation of markets and market participants, and therefore the costs of participating in the commodities and futures markets. These changes could impact the price and volatility of each of the five commodities underlying the four futures contracts and one Spot Price that comprise the Basket Commodities, which could in turn adversely affect the return on and the value of your notes.

The notes will not be regulated by the CFTC.

     Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the U.S. Commodity Futures Trading Commission (CFTC) as a “commodity pool operator” (a CPO). Because the notes will not be interests in a commodity pool, such notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The notes will not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (FCM). You will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

You have no rights with respect to commodity contracts underlying the Basket Commodities or commodities or rights to receive any contracts or commodities.

     Investing in your notes will not make you a holder of any commodity contracts underlying the Basket Commodities or any commodities underlying such contracts. Neither you nor any other holder or owner of your notes will have any rights with respect to any commodity contracts or commodities. Any amounts payable on your notes will be made in cash, and you will have no right to receive any commodity contracts underlying the Basket Commodities or any commodity underlying such contracts.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in "Taxation in the United States" in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as financial contracts under which we deliver at maturity a cash amount determined by reference to the Basket in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, as discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under "Taxation in the United States – Alternative Treatments" in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Basket Level (and, accordingly, the final Basket Commodity levels) and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
Telephone No. +1 212 902 7222
Facsimile No. +44 20 7552 8216

Hypothetical examples

     In the table below, we provide a range of hypothetical Final Basket Levels as a percentage of the Initial Basket Level. Based on these hypothetical Final Basket Levels, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Final Basket Levels could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Risk Factors" above.

     The table below also assumes that there is no change in or affecting any of the Basket Commodities, that there is no change in the relative weighting of any Basket Commodity and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on any Basket Commodity.

     The Basket Components have been highly volatile in the past and their performance cannot be predicted for any future period. The actual performance of the Basket Components (and therefore the Basket) over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical performance of the Basket set forth elsewhere in this pricing supplement. For information about the level of the Basket Commodities during recent periods, see "The Basket" below.

     The levels in the left column of the table below represent hypothetical Final Basket Levels as a percentage of the Initial Basket Level. The amounts in the right column represent the hypothetical Redemption Amounts, based on the corresponding hypothetical Final Basket Levels, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of one percent). The middle column contains hypothetical Redemption Amounts for each U.S. $1,000.00 Face Amount of notes, based on the corresponding hypothetical Final Basket Levels, and are expressed as cash amounts rounded to the nearest U.S. $0.01. Thus, a hypothetical Redemption Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the notes on the Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Basket Level and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the Maturity Date assuming a Participation Rate of 200.00%, a Cap Level of 115.00% of the Initial Basket Level and a Maximum Redemption Amount of $1,300.00 for every $1,000.00 of Face Amount of a note.

Hypothetical Final Basket Level (as % of Initial Basket Level)	Hypothetical Redemption Amount per $1,000 Face Amount	Hypothetical Redemption Amount as a Percentage of $1,000 Face Amount

150.00%	$1,300.00	130.00%
125.00%	$1,300.00	130.00%
115.00%	$1,300.00	130.00%
107.00%	$1,140.00	114.00%
105.00%	$1,100.00	110.00%
100.00%	$1,000.00	100.00%
75.00%	$750.00	75.00%
50.00%	$500.00	50.00%
25.00%	$250.00	25.00%
0.00%	$0.00	0.00%

     If, for example, the Final Basket Level were determined to be 25.00%, the Redemption Amount that we would deliver on your notes at maturity would be 25.00% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Maturity Date, you would lose 75.00% of the Face Amount of your investment.

     The hypothetical payment amounts on notes held to the stated Maturity Date in the examples above assume you purchased your notes at the Face Amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

     The following graph shows a graphical illustration of the hypothetical Redemption Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Basket Level were any of the hypothetical levels shown on the horizontal axis.

150.00%
130.00%
100.00%
50.00%
0.00%
Hypothetical Redemption Amount as % of Face Amount
Note Performance
Basket Performance
0.00%
50.00%
100.00%
115.00%
150.00%
Hypothetical Final Basket Level as % of Initial Basket Level

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE BASKET

     The Basket consists of the following five Basket Commodities: WTI Crude (weighted at 20.00% of the Basket), Copper (weighted at 35.00% of the Basket), Platinum (weighted at 20.00% of the Basket), Soybean (weighted at 15.00% of the Basket) and Cotton (weighted at 10.00% of the Basket). We have derived all information regarding each of the five Basket Commodities contained in this pricing supplement from publicly available information.

Historical Prices of the Basket Commodities

     The prices of the Basket Commodities have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the prices of the Basket Commodities during any period shown below is not an indication that the Basket is more or less likely to increase or decrease at any time during the term of your notes.

     You should not take the historical performance of the Basket or the Basket Commodities as an indication of the future performance of the Basket or the Basket Commodities.

     We cannot give you any assurance that the future performance of the Basket or the Basket Commodities will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Basket or the Basket Commodities. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Basket may be less likely to be indicative of the performance of the Basket during the period from the Trade Date until the Determination Date than would otherwise have been the case.

     In light of the increased volatility currently being experienced by U.S. and global commodities markets and recent market declines, it may be substantially more likely that the Basket will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant Basket Commodity levels between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Basket over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The tables below show the high, low and final closing levels of the Basket Commodities (in U.S. dollars) for each of the four calendar quarters in 2008, 2009 and 2010 and the first calendar quarter of 2011 (through March 11, 2011), where available. We obtained the prices listed in the tables below from Bloomberg Financial Services, without independent verification.

WTI Crude

     The April 2011 WTI Crude futures contract is listed on the NYMEX. Crude oil is one the world's most actively traded commodities, as well as one of the world's largest-volume futures contract traded on a physical commodity. Because of its liquidity and price transparency, the contract is used as a principal international oil pricing benchmark. The contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes, and serves the diverse needs of the physical market. Light, sweet crude oil is used by refiners to produce petroleum products and because of its low sulfur content and relatively high yields of high-value products such as gasoline, diesel fuel, heating oil, and jet fuel.

WTI Crude Historical Prices

NYMEX WTI Crude Oil CL1 Futures Contract (in dollars)	High	Low	Last

2008
Quarter ended March 31	110.33	86.99	101.58
Quarter ended June 30	140.21	100.98	140.00
Quarter ended September 30	145.29	91.15	100.64
Quarter ended December 31	98.53	33.87	44.60
2009
Quarter ended March 31	54.34	33.98	49.66
Quarter ended June 30	72.68	45.88	69.89
Quarter ended September 30	74.37	59.52	70.61
Quarter ended December 31	81.37	69.51	79.36
2010
Quarter ended March 31	83.76	71.19	83.76
Quarter ended June 30	86.84	68.01	75.63
Quarter ended September 30	82.55	71.63	79.97
Quarter ended December 31	91.51	79.49	91.38
2011
Quarter ending March 31 (through March 11, 2011)	105.44	84.32	101.76

Copper

     Copper futures are traded on the LME. Copper is the world's third most widely used industrial metal, after iron and aluminum, and is primarily used in highly cyclical industries such as construction and industrial machinery manufacturing. China, at approximately 34%, and the US, at approximately 19%, account for over 50% of refined consumption. Profitable extraction of the metal depends on cost-efficient high-volume mining techniques, and the global supply has been sensitive to the political situation, particularly in those countries where copper mining is a government-controlled enterprise. Copper market participants use copper futures and options to mitigate price risk, and the copper contracts are used as investment vehicles as well. Contracts trade all months and are denominated in 25 metric ton increments. It is deliverable as Electrolytic Copper in the form of either Grade A Cathodes or Grade A Wirebars.

Copper Historical Prices

LME Copper (in dollars)	High	Low	Last

2008
Quarter ended March 31	8,881.00	6,666.00	8,520.00
Quarter ended June 30	8,884.50	7,921.00	8,775.50
Quarter ended September 30	8,985.00	6,419.00	6,419.00
Quarter ended December 31	6,379.00	2,770.00	2,902.00
2009
Quarter ended March 31	4,078.00	3,050.50	4,035.00
Quarter ended June 30	5,266.00	3,963.50	5,108.00
Quarter ended September 30	6,490.50	4,821.00	6,136.00
Quarter ended December 31	7,346.00	5,856.00	7,346.00
2010
Quarter ended March 31	7,830.00	6,242.00	7,830.00
Quarter ended June 30	7,950.50	6,091.00	6,515.00
Quarter ended September 30	8,053.50	6,354.00	8,053.50
Quarter ended December 31	9,739.50	8,085.50	9,739.50
2011
Quarter ending March 31 (through March 11, 2011)	10,148.00	9,048.00	9048.00

Platinum

     The April 2011 Platinum futures contract is listed on the NYMEX. Platinum is the principal metal of the six-metal group that bears its name; the other platinum group metals are palladium, rhodium, ruthenium, osmium, and iridium. All possess unique chemical and physical qualities that make them vital industrial materials. Jewelry creates the largest demand for platinum, accounting for 51%, while automotive catalysts use approximately 29% and chemical and petroleum refining catalysts another 13%. Platinum is used in the computer industry and in other high-tech electronic applications since it is an excellent conductor of electricity, does not corrode, and has a low reactivity with other metals. This sector accounts for about 7% of consumption. Supplies of platinum are concentrated in South Africa, which accounts for approximately 80% of supply; Russia, 11%; and North America, 6%.

Platinum Historical Prices

NYMEX Platinum PL1 Futures Contract (in dollars)	High	Low	Last

2008
Quarter ended March 31	2276.10	1524.20	2024.40
Quarter ended June 30	2221.10	1882.30	2069.50
Quarter ended September 30	2086.20	1015.10	1015.10
Quarter ended December 31	1035.20	787.20	936.20
2009
Quarter ended March 31	1149.50	916.70	1120.80
Quarter ended June 30	1293.30	1096.10	1176.70
Quarter ended September 30	1350.10	1095.30	1295.60
Quarter ended December 31	1506.30	1275.60	1460.00
2010
Quarter ended March 31	1639.80	1475.10	1639.80
Quarter ended June 30	1747.30	1491.90	1530.90
Quarter ended September 30	1652.00	1499.20	1652.00
Quarter ended December 31	1809.60	1640.90	1773.30
2011
Quarter ending March 31 (through March 11, 2011)	1861.90	1730.30	1781.70

Soybean

     The May 2011 Soybean futures contract is listed on the CBOT. Soybeans are an oilseed legume grown globally and known for high protein content (38 to 45%) followed by a high oil content of about 20%. Because soybeans are high in protein, they are a major ingredient in livestock feed which accounts for the bulk of its usage. A smaller percentage of the crop is processed for human consumption in the form of products such as soy milk, tofu, and soy flour. A growing percentage of soybean consumption comes from the biofuel sector. Production is extremely concentrated with over 80% of global production concentrated within the US, Brazil and Argentina. Harvest time is in the fall, meaning there are two main harvests per year: one in the Northern Hemisphere and one in the Southern Hemisphere. In the US, soybeans trade on the CBOT in 5,000 bushel increments where delivery is on the No. 2 Yellow bean at par with substitutions deliverable at various differentials established by the exchange.

Soybean Historical Prices

CBOT Soybeans S 1 Futures Contract (in cents)	High	Low	Last

2008
Quarter ended March 31	1,544.50	1,189.50	1,197.25
Quarter ended June 30	1,605.00	1,211.00	1,605.00
Quarter ended September 30	1,658.00	1,045.00	1,045.00
Quarter ended December 31	1,053.00	783.50	972.25
2009
Quarter ended March 31	1,037.50	848.50	952.00
Quarter ended June 30	1,267.00	952.00	1,226.25
Quarter ended September 30	1,258.50	913.50	927.00
Quarter ended December 31	1,060.50	885.00	1,039.75
2010
Quarter ended March 31	1,052.25	908.00	941.00
Quarter ended June 30	1,004.25	930.50	948.50
Quarter ended September 30	1,128.50	953.50	1,106.75
Quarter ended December 31	1,393.75	1,054.00	1,393.75
2011
Quarter ending March 31 (through March 11, 2011)	1,451.00	1,298.00	1,326.50

Cotton

     The May 2011 Cotton futures contract is listed on the NYMEX. The Cotton contract is the benchmark for the global cotton trading community. The contract prices physical delivery of US-grown, exchange-grade product (with grading performed by the United States Department of Agriculture). The Cotton plant is a shrub native to tropical and subtropical regions around the world, including the Americas, Africa, India, and Pakistan. Cotton requires a long growing season (from 180 to 200 days), sunny and warm weather, plenty of water during the growth season, and dry weather for harvest; a crop planted in March or April is ready to harvest in September. Cotton is used in a number of industries, including textiles, coffee filters, paper printing, and livestock feed. NYMEX Trading months consists of a March, May, July, October, and December cycle over a 24-month-period. The futures contract is a dollar denominated, financially settled contract of 50,000 pounds.

Cotton Historical Prices

NYB-ICE Cotton CT1 Futures Contract (in cents)	High	Low	Last

2008
Quarter ended March 31	89.00	66.83	69.34
Quarter ended June 30	75.23	64.21	71.40
Quarter ended September 30	71.68	55.06	55.50
Quarter ended December 31	56.69	39.14	49.02
2009
Quarter ended March 31	52.07	40.01	46.47
Quarter ended June 30	60.54	46.15	53.30
Quarter ended September 30	63.18	54.71	61.34
Quarter ended December 31	76.25	59.26	75.60
2010
Quarter ended March 31	83.44	66.62	80.55
Quarter ended June 30	84.72	77.06	82.60
Quarter ended September 30	108.14	77.16	104.18
Quarter ended December 31	159.12	99.78	144.81
2011
Quarter ending March 31 (through March 11, 2011)	215.15	140.60	204.94

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regime to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Recently Enacted Legislation. Recently enacted legislation may require individual U.S. holders to report to the IRS certain information with respect to their beneficial ownership of the notes. Investors who fail to report required information could be subject to substantial penalties.

     In addition and also under recently enacted legislation, beginning in 2012, all payments of the proceeds of a sale, exchange or other disposition of the notes will generally be subject to information reporting and backup withholding, unless an applicable exemption applies. Further, corporations will no longer be automatically exemption from information reporting and backup withholding. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

     Possible new administrative guidance and/or legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of       , 2011 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,       , 2011 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.